Published: 01:57 29.04.2003 GMT+2 /HUGIN /Source: ASM International NV /AEX: ASM /ISIN: NL0000334118

ASM International N.V. Announces Private Placement of $ 75 Million Convertible Subordinated Notes

BILTHOVEN, the Netherlands, April 28, 2003 — ASM International (Nasdaq: ASMI; Euronext Amsterdam: ASM) announced today the private placement of $ 75 million of 5.25% convertible subordinated notes due 2010. The notes are convertible into ASM International common shares at a conversion rate of 52.0237 shares per each $1,000 of notes, which is equal to a conversion price of approximately $ 19.222 and represents a 40% premium over the closing sale price of the common shares on The Nasdaq National Market on April 28, 2003.

ASM International has also granted the initial purchaser an option to purchase up to an additional $ 15 million principal amount of notes.

The net proceeds from the sale of the notes are being used to repay outstanding short-term indebtedness and for other general corporate purposes.

The notes were issued in a private placement for resale by the initial purchaser to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, and outside the United States in compliance with Regulation S under the Securities Act and in reliance on Section 2 (1) of the Exemption Regulation pursuant to the Netherlands Act for the Supervision of Securities Trading of 1995. The notes have not been registered under the Securities Act or applicable state securities laws, and unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements. The Notes may only be offered or sold in the Netherlands to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended, and pursuant to and in accordance with the Exemption Regulation pursuant to the Netherlands Act for the Supervision of Securities Trading, as amended.

http://reports.huginonline.com/900896/116599.pdf

Contact:

Robert L. de Bakker
+31 30 2298540
Bilthoven, the Netherlands
robert.de.bakker@asm.com

Mary Jo Dieckhaus
+1 212-986-2900
New York City
maryjo.dieckhaus@asm.com

This press release was issued by ASM International N.V.

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ASM International N.V. Investor Relations